Proskauer Rose LLP, Eleven Times Square, New York, NY 10036

February 27, 2023	Joshua Apfelroth Partner d 212.969.3438 f 212.969.2900 japfelroth@proskauer.com www.proskauer.com

BY EDGAR CORRESPONDENCE

Office of Mergers and Acquisitions

Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Daniel Duchovny

Re:	Ritchie Bros. Auctioneers Incorporated (“RBA”) Definitive Additional Soliciting Materials (the “DFAN”) Filed February 17, 2023 by Luxor Capital Group, LP et. al. File No. 001-13425

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 22, 2023, (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with Luxor Capital Group, LP and the other participants in its solicitation (collectively, “Luxor”) and provide the following responses on Luxor’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

Definitive Additional Soliciting Materials

RBA Shareholders Presentation

1.	We note, in slide 9, that you state that “if the deal is voted down, RBA stock will soar.” The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders’ understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your statement and confirm that in future filings in which you provide similar disclosure you will include a similar analysis. To the extent the information in slide 26 provides support for your statement, please provide us with support for slide 26.

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Office of Mergers and Acquisitions

February 27, 2023

Response: We respectfully acknowledge the Staff’s comment and submit to the Staff that the inclusion of the statement “if the deal is voted down, RBA stock will soar” was made in good faith and on a reasonable basis.  We supplementally note for the Staff that, as set forth on Slide 9 of the presentation included in the DFAN (the “Presentation”), since the proposed merger with IAA, Inc. was announced on November 7, 2022, the stock price of RBA has significantly underperformed that of Copart, Inc. (IAA’s primary competitor), the Nasdaq, the S&P 500 and RBA’s 2022 proxy peers by approximately 18%, 8%, 18%, 8% and 12%, respectively.  Furthermore, as set forth on Slide 25 of the Presentation, RBA’s stock price trades at an approximately 30%-40% discount to its marketplace peer companies based on total enterprise value to 2023 and 2024 estimated EBITDA multiples and total enterprise value to 2023 and 2024 EBITDA, less capital expenditure multiples, despite better forward earnings prospects based on estimated 2022 – 2024 EBITDA compound annual growth rate.  The RBA stock has historically traded at a far smaller discount (in the low to mid-teens) prior to the announcement of the proposed IAA merger and the increased discounts have occurred despite RBA’s Q3 2022 and Q4 2022 financial results having exceeded consensus EBITDA expectations by more than 20% and more than 11%, respectively.   Such enhanced stock price underperformance in the face of strong financial results necessarily suggests that the RBA stock price is trading at such a significant discount not because of its implicit value on a standalone basis, but because of the potential for the proposed IAA merger to be consummated.  Furthermore, as described on Slide 51 of the Presentation, the RBA stock price has a strong correlation to the “IAA Deal Spread IRR,” which measures the internal rate of return (“IRR”) investors would receive from investing in IAA at the current stock price and holding until consummation of the proposed merger.  The IAA Deal Spread IRR is calculated by using the deal terms of what one share of IAA would receive in cash and shares in RBA, relative to where IAA trades, and assumed a March 15th close of the transaction, the day after the date scheduled for shareholders of both companies to vote on the proposed transaction.  A higher IAA Deal Spread IRR implies a lower perceived probability of completion of the proposed IAA merger, as investors seek higher returns for lower probability events.  As set forth on Slide 51 of the Presentation, when the IAA Deal Spread IRR implies that when investors believe the proposed IAA merger is more likely to close, the RBA stock price goes down, and when investors believe the proposed IAA merger is less likely to close, the RBA stock price goes up.  Thus, we respectfully submit that Luxor had a good faith, reasonable basis for indicating in the Presentation that if the deal is voted down, the RBA stock price will increase.  We confirm for the Staff that in future filings in which similar disclosure is provided, Luxor will include similar analyses.

Office of Mergers and Acquisitions

February 27, 2023

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14-a9.

•	Slide 12: Your page header: “Fabricated forecast used by RBA management to manipulate and shortchange RBA investors” and the last bullet point in the slide.
•	Slide 74: the fourth bullet point.

Response: We respectfully acknowledge the Staff’s comment and submit to the Staff that the disclosure in RBA’s joint prospectus/proxy statement included in its registration on Form S-4 filed with the Commission in connection with the proposed IAA merger provides a reasonable factual foundation for these statements.  Based on RBA’s own public disclosure in its Form S-4, it is made clear that through nearly the entirety of its discussions with IAA, RBA used a forecast that was established in August 2022 to evaluate the transaction and negotiate deal terms with IAA (the “Original Forecasts”).  The Original Forecasts were already conservative, as they represented a fairly sizable discount to the “Evergreen Commitments” that RBA publicly made in 2020, reiterated in June 2022 and expressed confidence in dozens of times since their initial announcement.  Despite the Original Forecasts already reflecting a conservative outlook on RBA’s future prospects, on October 25, 2022, only two weeks before the announcement of the proposed IAA merger and after the key deal terms were agreed in principle, RBA established new, “more conservative” forecasts and instructed its financial advisors to rely on these “more conservative” forecasts in undertaking their fairness opinion analysis.  These new, “more conservative” forecasts were created simultaneously with RBA materially out-performing expectations, beating Q3 EBITDA by more than 20%, but were nevertheless labeled the “RBA Base Case” and the Original Forecasts were re-labeled the “Upside Case.”  Notably, the RBA Base Case forecasts lowered terminal EBITDA by more than $100 million and employed a new, more onerous definition of capital expenditures that resulted in increased projected capital expenditures of more than two times on average per year, as compared to actual historical expenditures.  The notion that RBA inappropriately reduced its forecast at the last minute is further supported by the Q4 2022 financial results which have been released by RBA since announcement of the transaction, which results reflect Q4 2022 adjusted EBITDA growth of 22% year over year, as compared to the RBA Base Case forecasts’ projected 8% growth.  For reference, this actual performance is also above that expressed in the “Upside Case” and the Evergreen cases. Further, despite signing off on this new forecast on November 7th, nearly half-way through the quarter, the RBA Base Case overstated actual capital expenditures by 178% and understated actual cash flow by $200mm. Furthermore, when new fairness opinions were issued for the transaction in late January 2023, the RBA Board “determined that there were no material developments that, in their judgment, would require changes to the standalone forecasts [RBA Base Case] for RBA” despite knowing its Q4 2022 actual results materially exceeded the Q4 2022 RBA Base Case forecasts used to deliver the fairness opinions.  We believe that the foregoing represents a reasonable factual foundation for believing that RBA fabricated its forecasts to manipulate and shortchange investors and that RBA’s actions with respect to the forecasts reflected a complete lack of oversight and intellectual honesty.  We confirm on Luxor’s behalf that in future solicitation materials, Luxor will not directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

Office of Mergers and Acquisitions

February 27, 2023

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evidence, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure, on slide 12, stating “if RBA had used its original forecast, based on their advisors’ methodology, its Board would not have been able to obtain the fairness opinions.”

Response: We respectfully acknowledge the Staff’s comment and note on Luxor’s behalf that Luxor believes that its statement on Slide 12 of the Presentation, which provides that “if RBA had used its original forecast, based on their advisors’ methodology, its Board would not have been able to obtain the fairness opinions,” is supported by a reasonable factual basis.  We respectfully refer the Staff to Slide 83 of the Presentation.  Slide 83 of the Presentation sets forth the results of a discounted cash flow analysis conducted by Luxor using the same assumptions as used by Goldman Sachs and Guggenheim in conducting their discounted cash flow analyses and applying such assumptions to the Original Forecast.  In applying the analysis to the Original Forecast, as set forth in detail on Slide 83 of the Presentation, Luxor assumed the same cash tax rate for RBA and the same changes in working capital and capital expenditures as a percentage of sales as were assumed in the RBA Base Case forecasts.  Using assumptions identical to those used by Goldman Sachs and applying them to the Original Forecast, Luxor demonstrated that a discounted cash flow analysis implied a value for RBA shares on a standalone basis of $76 to $102 per share, reflecting an average of $89 per share, and a value for RBA shares on a pro forma combined basis of $72 to $108 per share, reflecting an average of $90 per share. Using assumptions identical to those used by Guggenheim and applying them to the Original Forecast, Luxor demonstrated that a discounted cash flow analysis on a standalone basis implied a value for RBA shares of $67 to $106 per share, reflecting an average of $86 per share, and a value for RBA shares on a pro forma combined basis of $65 to $106 per share, reflecting an average of $85 per share.  Each of these results, when compared to the results of the discounted cash flow analyses conducted by Goldman Sachs and Guggenheim using the RBA Base Case forecasts (as reflected on Slide 83 of the Presentation), and the $63.546 price per RBA share upon which the exchange ratio was calculated (as indicated on page 83 of RBA’s Form S-4), the $62.32 price per RBA share as of the close of trading on November 4, 2022 (the last trading date prior to the initial announcement of the merger agreement) and the $60.17 price per RBA share as of the close of trading on January 20, 2023 (the last trading date prior to the announcement of the amended merger agreement), make it clear that each of Goldman Sachs and Guggenheim would not have been able to issue a fairness opinion on the basis of the Original Forecasts, especially given the far greater risk involved in a transformative M&A transaction, the far greater risk associated with the customer concentration of IAA’s business, the holdco discount that Luxor believes would apply to the combined company (which is not reflected in this analysis), the cost of the Starboard financing (which is not reflected in this analysis), and the cost to RBA of being distracted from operating its own business. Luxor acknowledges that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief and that any support for such statements or assertions should be self-evident, and will ensure that such criteria is satisfied in future solicitation material.

Office of Mergers and Acquisitions

February 27, 2023

4.	Please provide us support for your disclosure about the four investment banks’ analyses, including their names.

Response: We respectfully refer the Staff to Slide 100 of the Presentation. We supplementally note for the Staff that Luxor provided the terms of the preferred security that RBA issued to Starboard to the fixed income trading desks of Barclays, Goldman Sachs, JP Morgan and Morgan Stanley, and asked such investment banks to opine as to how they would price (relative to par) such a preferred security at various credit spreads. The terms that were provided to the investment banks and the results of the investment banks’ analyses are each set forth in detail on Slide 100 of the Presentation.

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If the Staff has any questions concerning these matters, or requires any further information, please call the undersigned at (212) 969-3438, or Louis Rambo at (202) 416-6878.

Very truly yours,

/s/ Joshua Apfelroth

Joshua Apfelroth

cc:	Norris Nissim, Luxor Capital Group, LP